UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-3A-2

        Statement By Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY

                            MIDAMERICAN FUNDING, LLC

                                    MHC INC.

each hereby files jointly with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          MidAmerican Funding, LLC - Organized as a holding company for acquisition financing purposes. Organized in Iowa. Headquartered in Des Moines, Iowa.

          MHC Inc. - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          The  following   companies  are  subsidiaries  of  MidAmerican  Energy
          Holdings Company as defined by Section 2(a):

     B.   Utility Subsidiaries
          --------------------

          MidAmerican Energy Company (100% owned) - Organized as a public utility to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          i.   100% owned by MidAmerican Energy Company

               CBEC Railway Inc. - Organized to own and operate rail  facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               MidAmerican  Energy  Financing  I  -  Organized  as  a  statutory business trust holding MidAmerican 7.98% Series A Debentures due 2045. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               MidAmerican  Energy  Funding  Corporation - Organized to purchase
                    MidAmerican Energy Company's accounts receivable. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

     C.   Nonregulated Business Subsidiaries
          ----------------------------------

          i. MidAmerican Capital Company (100% owned) - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.   100% Owned by MidAmerican Capital Company

               A/C Security Systems, Inc. - Organized to provide security services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               AmGasInc. - Organized to market  nonregulated  natural gas to end users. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Cimmred Leasing  Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Capital  Company - Organized  to invest in and manage securities. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Energy  Company -  Organized  to market  nonregulated electric energy, and produce and market oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               InterCoast  Global   Management,   Inc.  -  Organized  to  manage
                    securities    investments.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               InterCoast  Power  Company -  Organized  to  manage  nonregulated
                    electric  energy  investments.   Incorporated  in  Delaware.
                    Headquartered in Des Moines, Iowa.

               InterCoast  Power   Marketing   Company  -  Organized  to  market
                    nonregulated electric energy. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               InterCoast  Trade  &  Resources,   Inc.  -  Organized  to  market
                    nonregulated   oil  and  gas.   Incorporated   in  Delaware.
                    Headquartered in Des Moines, Iowa.

               IWG  Co. 8 -  Organized  to  invest  in  nonregulated  hydropower
                    projects   or   companies.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               MHC Investment Company - Organized to invest in, develop and/or manage investments and financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               MidAmerican Rail Inc. - Organized  to lease  railroad  coal cars.
                    Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               MidAmerican  Security  Company - Organized  to invest in security
                    companies.   Incorporated  in  Iowa.  Headquartered  in  Des
                    Moines, Iowa.

               MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               TTP, Inc. of South Dakota - Organized  to invest in,  develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

          b. Less than 100% but Greater than 10% Owned by MidAmerican Capital Company

               Diversified Electronics Ltd. - Organized to provide home security services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Edge Technologies,  Inc. - A joint  venture  organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.

               Micro-Generation  Technology  Fund,  LLC - Organized to invest in entrepreneurial ventures offering products and services relating to micro-generation of electric power. Organized in Delaware. Headquartered in Center Harbor, New Hampshire.

               Tenaska III Texas Partners - Organized in Texas to construct, own and operate a cogeneration plant located near Paris, Texas. Partnership Organized in Texas. Headquartered in Omaha, Nebraska.

               UtechVenture  Capital   Corporation  -  Organized  to  invest  in
                    venture capital. Incorporated in Delaware. Headquartered in Wilmington, Delaware.

     ii.  Midwest  Capital  Group,  Inc.  (100%  owned) - Organized as a holding
          company   for   nonregulated   business   development    subsidiaries.
          Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          a.  100% Owned by Midwest Capital Group, Inc.

               Dakota Dunes  Development  Company  -  Organized  to  invest  in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.

               Two Rivers Inc. - Organized to own and operate a golf course facility. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

          b. Less than 100% but Greater than 10% owned by Midwest Capital Group, Inc.

               Access Air  Holdings,  Inc.  -  Organized  to own and  operate  a commercial airline. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               Northgate Park  Associates  -  Organized  to  develop  and own an office park. Partnership Organized in Iowa. Headquartered in Iowa City, Iowa.

     iii. MidAmerican Services Company (100% owned) - Organized to provide complementary energy services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     iv. HomeServices.Com, Inc. (65.04% owned) - Organized as a holding company for nonregulated real estate brokerage operations. Incorporated in Delaware. Headquartered in Edina, Minnesota.

          a.   100% owned by HomeServices.Com, Inc.

               CBS Home Real Estate Company - Organized to provide residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               Champion Realty,  Inc. - Organized  to provide  residential  real
                    estate   brokerage   services.   Incorporated  in  Maryland.
                    Headquartered in Annapolis, Maryland.

               Chancellor  Mortgage  Services,   Inc.  -  Organized  to  provide
                    residential mortgage brokerage services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Chancellor  Title  Services,  Inc. - Organized  to provide  title search, abstracting real estate escrow and closing services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Edina Corporate Services, Inc.  -  Organized  as a  third  party relocation company to provide services to companies that relocate employees. Incorporated in Minnesota. Headquartered in Edina, Mn.

               Edina Financial Services,  Inc. - Organized as a holding  company
                    for  the  Edina   Realty   subsidiaries.   Incorporated   in
                    Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty of Wisconsin, Inc. - Organized to provide
                    residential real estate brokerage services. Incorporated in Wisconsin. Headquartered in Hudson, Wisconsin.

               Edina Realty Insurance Agency, Inc.  -  Organized  to  provide
                    property   and   casualty    insurance    agency   services.
                    Incorporated   in   Minnesota.   Headquartered   in   Edina,
                    Minnesota.

               Edina Realty Title, Inc. - Organized  to provide  title  search, abstracting,  real  estate  escrow,  and  closing  services.
                    Incorporated   in   Minnesota.   Headquartered   in   Edina,
                    Minnesota.

               JC Nichols Residential Inc. - Organized to provide residential
                    real estate  brokerage  services.   Incorporated  in  Iowa.
                    Headquartered in Overland Park, Kansas.

               JC Nichols Residential Alliance, Inc. - Organized to manage real estate brokerage franchises. Incorporated in Kansas. Headquartered in Overland Park, Kansas.

               Kansas City Title Services,  LLC - Organized to provide title and abstracting services. Organized in Missouri. Headquartered in Overland Park, Kansas.

               Iowa Realty Co.,  Inc. - organized  to provide  residential  real
                    estate   brokerage    services.    Incorporated   in   Iowa.
                    Headquartered in West Des Moines, Iowa.

               Iowa Realty Insurance Agency, Inc. - Organized to establish third party contracts with insurance companies to provide property insurance to residential real estate customers. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               First Realty, Ltd. - Organized to provide residential real estate brokerage services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               Iowa Title Company - Organized to provide land title  abstracting services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Midland Escrow Services,  Inc. - Organized to provide real estate and mortgage closing and escrow services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               MRSCT Inc. - Organized to provide title search, abstracting real
                    estate  escrow  and  closing   services.   Incorporated   in
                    Kentucky. Headquartered in Louisville, Kentucky.

               Nebraska Land Title and  Abstract  Company - Organized to provide title and abstracting services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               IMO Co., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Missouri. Headquartered in Springfield, Missouri.

               MidAmerican Commercial Real Estate Services,  Inc. - Organized to
                    provide commercial real estate brokerage services. Incorporated in Kansas. Headquartered in Overland Park, Kansas.

               Paul Semonin  Company -  Organized  to provide  residential  real
                    estate   brokerage   services.   Incorporated  in  Kentucky.
                    Headquartered in Louisville, Kentucky.

               Plaza Financial Services, LLC - Organized  as a holding  company for a mortgage brokerage subsidiary. Organized in Kansas. Headquartered in Prairie Village, Kansas.

               Plaza Mortgage Services, LLC - Organized to provide  residential
                    mortgage   brokerage   services.    Organized   in   Kansas.
                    Headquartered in Prairie Village, Kansas.

               Professional Referral Organization,  Inc. - Organized to generate real estate sales through referrals from retired agents. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Roy H. Long Realty Co., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Arizona. Headquartered in Phoenix, Arizona.

               Real Estate Referral  Network,  Inc. - Organized to generate real
                    estate  sales  and  listing   referrals.   Incorporated   in
                    Nebraska. Headquartered in Omaha, Nebraska.

               The Referral Company - Organized to generate  real estate sales through referrals from retired salespersons of Iowa Realty Co., Inc. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               RHL Referral  Company,  LLC - Organized to generate  real estate sales through referrals from retired agents. Organized in Arizona. Headquartered in Phoenix, Arizona.

               Select Relocation  Services,  Inc. - Organized  to provide  real
                    estate  relocation   services.   Incorporated  in  Nebraska.
                    Headquartered in Omaha, Nebraska.

               Semonin Mortgage Services,  Inc. - Organized as a holding company for an interest in a mortgage brokerage business. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

          b. Less than 100% but greater than 10% owned by HomeServices.Com, Inc.

               Cendant Home  Funding-Nebraska,   LLC  -  Organized  to  provide
                    mortgage   brokerage   services.   Organized   in  Delaware.
                    Headquartered in Omaha, Nebraska.

               Edina Realty Mortgage, LLC -  Organized  to provide  residential
                    mortgage   brokerage   services.   Organized   in  Delaware.
                    Headquartered in Edina, Minnesota.

               JC Nichols Residential Peculiar,  LLC - Organized  to provide residential real estate brokerage services. Organized in Missouri. Headquartered in Overland Park, Kansas.

               MidAmerican Home  Services  Mortgage,  LLC - Organized to provide residential mortgage brokerage services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

               Service Mortgage  Group,  LLC - Organized to provide  residential real estate brokerage services. Organized in Kentucky. Headquartered in Louisville, Kentucky.

               Title Information Services, LLC -  Organized to provide
                    computerized title information. Organized in Minnesota. Headquartered in Minneapolis, Minnesota.

     v. CE Electric UK Funding Company (100% owned) - Organized as a holding and investment company. Incorporated in United Kingdom. Headquartered in New Castle, United Kingdom.

          a. 100% owned by CE Electric UK Funding Company - (unless otherwise indicated, all of the following were headquartered in Newcastle, United Kingdom).

               Northern  Electric  plc -  Organized  as a UK  regional  electric company. Incorporated in the United Kingdom.

               CE Electric UK  Holdings  -  Organized as a holding company.
                    Incorporated in United Kingdom.

               CE Electric   UK  plc  -  Owner  of  Northern   Electric   plc.
                    Incorporated in United Kingdom.

               Northern  Electric  Generation  Limited - Organized  as a holding company. Incorporated in United Kingdom.

               Northern Electric (Overseas Holdings) Limited - Organized as a
                    holding company.  Incorporated in United Kingdom.

               Northern  Electric  Properties  Limited - Organized as a property management company. Incorporated in United Kingdom.

               Northern Electric  Finance plc - Organized as a finance  company.
                    Incorporated in United Kingdom.

               Gas  UK   Limited  -  Holds   rights  in  natural   gas  assets.
                    Incorporated in United Kingdom. Headquartered in London, England.

               CalEnergy Gas (Holdings)  Limited - Gas exploration and ownership of gas. Incorporated in United Kingdom.

               Northern Electric  Retail  Limited - Retailing of electrical and gas appliances. Incorporated in United Kingdom.

               Northern   Electric   Distribution   Limited  -   Management of
                    distribution network. Incorporated in United Kingdom.

               Northern Electric Generation (TPL) Limited - Organized as a
                    holding company. Incorporated in United Kingdom.

               Northern Electric  Generation (CPS) Limited - Standard commercial company.  Incorporated in United Kingdom.

               Northern Electric  Generation (Peaking) Limited - standard commercial company.  Incorporated in United Kingdom.

               Northern  Electric  Insurance  Services  Limited -  Organized  to
                    provide insurance services. Incorporated in the Isle of Man.

               CalEnergy  Gas UK  Limited  -  Organized  to  purchase,  lease or acquire land containing or believed to contain petroleum, natural gas or other mineral oils; to search and prospect for petroleum, natural gas and related hydrocarbons. Incorporated in United Kingdom.

               CalEnergy  Gas  (Polska)   Sp.   z.o.o.   -  Organized   for  the
                    exploration, production and refining of reserves of natural gas and other hydrocarbons within the territory of Poland and abroad. Incorporated in Poland. Headquartered in Warsaw, Poland.

               CalEnergy Gas  (Pipelines) Limited -  Organized  to  explore  and prospect for, manufacture, produce, buy, sell, dispose of and deal in gas and to use all such land, buildings and other works, machinery, plant and pipes. Incorporated in United Kingdom. Headquartered in London, England.

               Northern  Electric  &  Gas  Limited  - A  holding  company  which directly owns 100% of the following subsidiaries: Northern Tracing & Collection Services Limited, Northern Electric Retail Limited, Northern Electric Transport Limited, Northern Metering Services Limited, Northern InfoCom Limited, Northern Utility Services Limited, Northern Electric Training Limited, and Northern Electric Telecom Limited. Incorporated in United Kingdom.

               Northern  Electric   Investments  Limited  -  General  Merchants.
                    Incorporated in United Kingdom.

               CalEnergy Europe  Limited - Used as a tender  vehicle by Business
                    Development in Europe. Incorporated in United Kingdom.

               Northern Tracing & Collection Services Limited - Organized to
                 carry on address checking and tracing, credit vetting and debt collection. Incorporated in United Kingdom.

               Northern Electric Share Scheme Trustee  Limited - Trustee company to employee share option schemes. Incorporated in United Kingdom.

               Northern Transport  Finance  Limited - Organized as an investment company. Incorporated in United Kingdom.

               Northern   Electric   Supply   Limited  -  Organized   to  retail
                    electricity and gas. Incorporated in United Kingdom.

               Northern Metering Services Limited - Meter operator. Incorporated in United Kingdom.

               Northern Utility Services Limited  -  Organized  to  provide engineering contracting services. Incorporated in United Kingdom.

               Northern  Electric  Transport  Limited  -  Organized  to  provide transport services. Incorporated in United Kingdom.

               Northern   Infocom   Limited  -  Standard   commercial   company.
                    Incorporated in United Kingdom.

               Northern  Electric   Training  Limited  -  Organized  to  provide
                    training services. Incorporated in United Kingdom.

               Northern Aurora Limited - Organized to develop and market billing
                    and  customer  service   systems.   Incorporated  in  United
                    Kingdom.

               NUSL International Limited - General merchants.  Incorporated in
                    United Kingdom.

               Ryhope Road  Developments  Ltd - Organized to acquire and develop land. Incorporated in United Kingdom.

               CalEnergy Power  (Polska)  SP.  z.o.o.  - Organized  to invest in power generation, development and to perform power generation activities; and invest in electrical infrastructure, development, construction and maintain electrical infrastructure; and to invest in or develop other activities relating to power generation and electrical infrastructure in Poland. Incorporated in Poland. Headquartered in Warsaw, Poland.

          b. Less than 100% but greater than 10% owned by Northern Electric plc - (all of the following are headquartered in Newcastle, United Kingdom).

               Kings Road Developments Limited - Organized to acquire and develop land, houses and buildings at Kings road, Wallsend. Incorporated in United Kingdom.

               Stamfordham  Road  Developments  Ltd.  -  Organized  to  acquire, purchase, exchange land at Stamfordham Road, Newcastle Upon Tyne. Incorporated in United Kingdom.

               Viking  Power  Ltd.  -  Owner  of  power   generation   facility.
                    Incorporated in United Kingdom.

               Seal Sands  Network  Ltd.  - Owns  infrastructure  for  Teesside.
                    Incorporated in United Kingdom..

               Teesside Power  Limited - General and supply  products  connected with energy. Incorporated in United Kingdom.

               Kirkheaton Wind Limited - General Merchants.  Incorporated in
                    United Kingdom.

               Vehicle Lease and Service Limited - Standard commercial company.
                    Incorporated in United Kingdom.

     vi. CE Generation, LLC - (50% owned) - Organized as a holding company. Headquartered in Omaha, Nebraska.

          a. 100% owned by CE Generation, LLC (all of the following are headquartered in Omaha, Nebraska)

               California  Energy  Development  Corporation  - Managing  general partner and 50% owner of Yuma Cogeneration Associates. Incorporated in Delaware.

               California  Energy  Yuma  Corporation  -  Organized  as a holding
                    company.   Holds  a  50%   interest  in  Yuma   Cogeneration
                    Associates, a general partnership. Incorporated in Utah.

               Yuma Cogeneration  Associates  - Owner of the  Yuma  cogeneration natural gas-fired project in Arizona. Organized in Utah.

               Magma Power Company  -  Organized  as  a  holding  company.  Owns several operating subsidiaries. Incorporated in Nevada.

               Desert Valley  Company - Operates  monofill for  Imperial  Valley operations. Incorporated in California.

               Vulcan Power Company - Organized as a holding  company.  Owns 50%
                    of  Vulcan/BN  Geothermal  Power  Company.  Incorporated  in
                    Nevada.

               Vulcan/BN  Geothermal  Power Company - Owner of Vulcan Project in
                    the Imperial Valley. Organized in Nevada.

               CalEnergy Operating Corporation  -  Provides operating and maintenance services for Imperial Valley Facilities; General Partner and 40% owner of Leathers, Del Ranch, & Elmore limited partnerships. Incorporated in Delaware.

               Leathers,  L.P.  -  Owns  Leathers  project  in the  Salton  Sea.
                    Organized in California.

               Elmore, L.P. - Owns Elmore  project in the Salton Sea.  Organized in California.

               Del Ranch, L. P. - Owns Del Ranch (Hoch) project in the Salton Sea. Organized in California.

               Salton Sea Power  Company - Organized  as a holding  company.  1%
                    General Partner Interest, Salton Sea Power Generation, L. P. & Salton Sea Brine Processing, L. P. Incorporated in Nevada.

               Salton Sea Brine Processing L. P. - Owns 99% limited  partnership interest in Salton Sea Power Generation, L.P. Organized in California.

               Salton Sea Power Generation L. P. - Owns Units 1, 2 & 3 & part of
                    Unit 4 at Salton Sea. Organized in California.

               Magma Land Company I - Holds mineral interests  and brine rights for Salton Sea Projects. Incorporated in Nevada.

               Salton Sea Funding  Corporation - Organized to provide  financing for Salton Sea Projects. Incorporated in Delaware.

               Conejo Energy Company - Holding  company  owning 50%  partnership interest - 40% General Partner & 10% limited partner in Del Ranch, L. P. Incorporated in California.

               Niguel Energy Company - Holding  company  owning 50%  partnership interest (40% General Partner & 10% Limited Partner) in Elmore, L. P. Incorporated in California.

               San Felipe  Energy   Company  -  Holding   company   owning  50%
                    partnership interest (40% General Partner & 10% Limited Partner) in Leathers, L. P. Incorporated in California.

               Falcon Seaboard Resources, Inc. - Organized as a holding company.
                    Incorporated in Texas.

               Falcon  Seaboard  Oil  Company  - Holds  100%  interest  in Power
                    Resources, Inc. Incorporated in Texas.

               Falcon Seaboard Pipeline Corporation - Holds 100% interest in Big
                    Springs Pipeline Company. Incorporated in Texas.

               Falcon Seaboard  Power  Corporation - Holds 100% interest in SECI
                    Holdings, Inc., Falcon Power Operating Company and NorCon Holdings, Inc. Incorporated in Texas.

               Power Resources, Ltd. - Organized  to own and operate a gas-fired cogeneration facility. Organized in Texas.

               Falcon Power Operating  Company - Organized to provide  operation
                    and  maintenance   services  for  cogeneration   facilities.
                    Incorporated in Texas.

               Salton Sea Power L.L.C.  - Organized to develop,  own and operate
                    Salton Sea Unit #5. Organized in Delaware.

               CE Salton Sea Inc. - Development  company to support Salton Sea
                    Unit #5. Incorporated in Delaware.

               CE Turbo LLC  -  Owns  Imperial  Valley  turbo-expander  power project. Organized in Delaware.

               CE Texas Energy LLC - Owns  CE  Texas  Gas LP.  Organized  in
                    Delaware.

               CE Texas Gas LP - Owns contract rights. Organized in Delaware.

               CE Texas Fuel, LLC  -  Participates  in  a  power  project.
                    Organized in Delaware.

               CE Texas Power, LLC  -  Participates  in  a  power  project.
                    Organized in Delaware.

               CE Texas Pipeline, LLC -  Participates  in a  power  project.
                    Organized in Delaware.

               CE Texas Resources, LLC -  participates  in a power  project.
                    Organized in Delaware.

               Fish Lake Power LLC - Owns a 1%  interest  in Salton Sea Unit IV.
                    Organized in Delaware.

               Imperial Magma LLC - Owns  resource  rights and real  property in the Imperial Valley. Organized in Delaware.

               Salton Sea  Royalty  LLC  -  Owns  rights  to  royalty  payments.
                    Organized in Delaware.

               VPC Geothermal  LLC - Owns  50% of  Vulcan/BN  Geothermal  Power
                    Company. Organized in Delaware.

               SECI Holdings, Inc. - Holding company for Saranac Energy Company.
                    Incorporated in Delaware.

               Saranac Energy  Company,  Inc. - Organized  to own an interest in the project company for the Saranac cogeneration facility in Plattsburgh, NY. Incorporated in Delaware.

          b.   Less than 100% but greater than 10% owned by CE Generation, LLC

               Saranac Power Partners,  L. P. - Organized to construct,  own and operate a natural gas-fired cogeneration facility in Plattsburgh, NY and to own North County Gas Pipeline Corporation. Organized in Delaware. Headquartered in Omaha, Nebraska.

               North Country Gas Pipeline Corporation  - Organized to construct, own and operate a gas pipeline to primarily transport fuel to Saranac. Incorporated in New York. Headquartered in Omaha, Nebraska.

     vii.  Other MidAmerican Energy Holdings Company Related Entities:

          a.   100%  owned  by  MidAmerican   Energy  Holdings  Company  (unless
               otherwise indicated, all of the following are headquartered in Omaha, Nebraska).

               CE Power, Inc. - Owner of shares of the share  capital of CE
                    Electric UK Holdings. Incorporated in Delaware.

               CE Electric, Inc. - Owner of shares of CE Electric UK Holdings.
                    Incorporated in Delaware.

               CE Geothermal, Inc. - Owns Western States Geothermal Company
                    and Intermountain Geothermal Company.   Incorporated in
                    Delaware.

               Western States Geothermal Company  -  Owner of Desert Peak
                    leaseholds and the Desert Peak geothermal power plant. Incorporated in Delaware.

               Intermountain  Geothermal  Company - Owner of 70% interest in the
                    Roosevelt Hot Springs geothermal field in Utah. Incorporated in Delaware.

               CE Exploration Company - Exploration subsidiary with leaseholds in Oregon, Washington, and Northern California. Incorporated in Delaware.

               CE Newberry, Inc. - Project  company  for the  Telephone  Flat project. Incorporated in Delaware.

               CE Administrative  Services,  Inc.  - Holding  company  for the
                    future   development   of   the   Humboldt   House   leases.
                    Incorporated in Delaware.

               CalEnergy International   Services,  Inc.  -  Employs  personnel
                    working on CalEnergy's projects outside the United States. Incorporated in Delaware.

               American  Pacific  Finance  Company -  Organized  to be a captive finance company. Incorporated in Delaware.

               California Energy  General  Corporation - Owns the Telephone Flat
                    leaseholds. Incorporated in Delaware.

               CE International Investments, Inc.  -  Holding company for
                    projects outside the United  States.   Incorporated   in
                    Delaware.

               CE Mahanagdong  Ltd. - Holding company for interest in CE Luzon
                    Geothermal Power Company, Inc. Incorporated in Bermuda.

               CE Philippines  Ltd. - Holding  company for interest in CE Cebu
                    Geothermal Power Company Inc. Incorporated in Bermuda.

               CE Cebu  Geothermal  Power Company,  Inc. - Project company for
                    the  Upper   Mahiao   project,  on  the  island  of  Leyte,
                    Philippines. Incorporated in Philippines.

               CE Casecnan Ltd. - Holding  company  which owns interest in CE
                    Casecnan Water & Energy Company, Inc. Organized in Bermuda.

               CalEnergy International  Ltd. -  Organized  to develop  projects outside the United States. Organized in Bermuda.

               CE Bali, Ltd. - Holds an interest in Bali Energy Ltd. Organized in Bermuda.

               Tongonan Power Investment, Inc. - Holds partnerships interests in
                    Alto  Peak  Power  Company  and  Visayas   Geothermal  Power
                    Company. Incorporated in Philippines.

               Magma Netherlands B.V. - Holds  interest  in  Visayas  Geothermal
                    Power Company and Alto Peak. Incorporated in Netherlands.

               Visayas  Geothermal  Power  Company - Owner of Malitbog  Project.
                    Organized in Philippines.

               CE Indonesia  Geothermal,  Inc. -  Organized  as a holding company for construction of projects in Indonesia. Incorporated in Delaware.

               CE (Bermuda) Financing Ltd. - Organized to finance energy
                    projects directly or through subsidiaries. Organized in Bermuda.

               Kiewit Energy Pacific Holdings Corp. - Holding company which owns shares of Kiewit International (Bermuda) Ltd. Incorporated in Delaware.

               Kiewit Energy U.K.  Inc. - Organized  as a holding  company.
                    Incorporated in Delaware.

               Kiewit Energy International (Bermuda) Ltd - Holding company which
                    owns  interests  in  geothermal  power  generation   project
                    companies. Incorporated in Bermuda.

               Aurora 2000,  LLC -  Organized  to develop  and market  software.
                    Organized in Delaware.

               CE Aurora I, Inc. - Organized  to develop and market  software.
                    Incorporated in Delaware.

               Northern Aurora, Inc. - Organized to develop and market software.
                    Incorporated in Delaware.

               CalEnergy  Minerals,  LLC -  Organized  to own  Salton  Sea  zinc recovery project. Organized in Delaware.

               CalEnergy  Company  Inc. - Organized  to develop  projects in the
                    United States. Incorporated in Delaware.

               Salton Sea Minerals  Corp. - Owns  indirect  interest in minerals project. Incorporated in Delaware.

               CalEnergy  International,  Inc. - Development company for project interests located outside the United States. Incorporated in Delaware.

               CalEnergy  Capital  Trust I -  Organized  to  provide  financing.
                    Organized in Delaware.

               CalEnergy  Capital  Trust II -  Organized  to provide  financing.
                    Organized in Delaware.

               CalEnergy  Capital  Trust III - Organized  to provide  financing.
                    Organized in Delaware.

               CalEnergy  Capital  Trust IV - Organized  to provide  financing .
                    Organized in Delaware.

               CalEnergy  Capital  Trust V -  Organized  to  provide  financing.
                    Organized in Delaware.

               CalEnergy  Capital  Trust VI -  Organized  to provide  financing.
                    Organized in Delaware.

               CE Minerals   Development  LLC  -  Owns  interest  in  minerals
                    projects. Organized in Delaware.

               CalEnergy Holdings,  Inc.  -  Organized  as a  holding  company.
                    Incorporated in Delaware.

               Cordova Funding  Corporation - Organized to provide financing for an independent power project. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               Quad Cities Energy Company - Organized to invest in  nonregulated generation facilities. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Cordova Energy Company, LLC - Organized to invest in nonregulated generation facilities. Organized in Delaware. Headquartered in Des Moines, Iowa.


          b. Less than 100% but greater than 10% owned by MidAmerican Energy Holdings Company - (all of the following are headquartered in Omaha, Nebraska).

               CE Luzon Geothermal  Power Company,  Inc. - Project company for the Mahanagdong project is located on the island of Leyte, Philippines. Incorporated in Philippines.

               Bali Energy Ltd. - Project company for Bali geothermal project in
                    Indonesia. Incorporated in Bermuda.

               CE Casecnan Water and  Energy  Company,  Inc. -  Organized  to
                    develop and operate a hydroelectric power plant in Luzon, Philippines. Incorporated in Philippines.

               Gilbert/CBE  Indonesia  L.L.C. - Organized to supply  engineering services. Organized in Nebraska.

D.     Inactive Subsidiaries
       ---------------------

             Midwest Gas Company - Incorporated in Iowa.
             DCCO Inc. - Incorporated in Minnesota.
             InterCoast Sierra Power Company - Incorporated in Delaware. MidAmerican Energy Financing II - Organized as a statutory business trust.
             CHRS Inc. -Incorporated in Iowa.
             Bettendorf Lock & Security Services, Inc. - Incorporated in Iowa. Sutton Security, Inc. - Incorporated in Nebraska.
             Pro-tech Alarm Systems and Services, Inc. - Incorporated in
               Missouri.
             CBS Brokerage Systems, Inc. - Incorporated in Nebraska.
             Leasing Associates, Inc. - Incorporated in Nebraska.
             Magma Generating Company II -  Incorporated in Nevada.
             Magma Generating Company I -  Incorporated in Nevada.
             Norming Investments B.V. -  Incorporated in Netherlands.
             California Energy Retail Company, Inc. - Incorporated in Delaware. Slupo I B.V. - Incorporated in Netherlands.
             CEABC Co. -  Incorporated in Delaware.
             CEXYZ CO. -  Incorporated in Delaware.
             IPP Co. - Incorporated in Delaware.
             IPP Co. LLC - Organized in Delaware.
             Gilbert/CBE L. P. -  Organized in Nebraska.
             California Energy Management Company - Incorporated in Delaware. Big Springs Pipeline Company - Incorporated in Texas.
             CBE Engineering Co. - Incorporated in California
             CE Columbia Ltd. - Incorporated in Bermuda.
             CalEnergy Imperial Valley Company, Inc. - Incorporated in Delaware. American Pacific Finance Company II - Incorporated in California. NorCon Holdings, Inc. - Incorporated in Delaware.
             Northern Consolidated Power, Inc. - Incorporated in Delaware. NorCon Power Partners L.P. - Organized in Delaware.
             Arizona Home Services LLC - Organized in Arizona.
             Iowa Title Linn County LLC - Organized in Iowa.

---------------------------------

             CE Latin America Ltd - Organized in Bermuda.
             CE Ijen Ltd. - Organized in Bermuda.
             CE Electric (NY), Inc. - Incorporated in Delaware.
             CE Argo Energy, Inc. - Incorporated in Delaware.
             CE Argo Power LLC - Organized in Delaware.
             CalEnergy Generation Operating Company - Incorporated in Delaware. Bioclean Fuels, Inc. - Incorporated in Delaware.
             CalEnergy BCF, Inc. - Incorported in Delaware.
             CE Alberta Bioclea, Inc. - Incorporated in Delaware.
             CE CIS-FSU, Inc. - Incorporated in Delaware.
             CE/FS Holdings Company, Inc. -  Incorporated in Delaware.
             CE Indonesia Ltd. - Organized in Bermuda.
             CE Singapore Ltd. - Organized in Bermuda.
             CE Asia Ltd. - Organized in Bermuda.
             CE Overseas Ltd. - Organized in Bermuda.
             Northern Electric Generation NPL Limited - Incorporated in
               United Kingdom.
             Neptune Power Ltd. - Incorporated in United Kingdom.
             Northern Electric Telecom Limited - Incorporated in United
               Kingdom.

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A.   MidAmerican  Energy  Holdings  Company  is  the  holding  company  for
          MidAmerican Funding, LLC and various nonregulated businesses. MidAmerican Energy Holdings Company owns no physical utility property.

          MidAmerican Funding, LLC is the holding company for MHC Inc. and owns no physical utility property.

          MHC Inc. is the direct holding company for MidAmerican Energy Company and various nonregulated businesses. MHC Inc. owns no physical utility property.

     B. On March 12, 1999, MidAmerican Energy Holdings Company, the parent of MidAmerican Energy Company merged with a subsidiary of CalEnergy Company, Inc. and changed its name to MHC Inc. CalEnergy Company, Inc. reincorporated as an Iowa corporation and changed its name to MidAmerican Energy Holdings Company on March 12, 1999. MidAmerican Energy Company is a regulated public utility company, incorporated in the State of Iowa.

          MidAmerican Energy's utility operations consist of four distinct business units: generation, transmission, energy delivery and retail. MidAmerican Energy is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. MidAmerican Energy owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

          MidAmerican Energy's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and Nebraska. MidAmerican provides electric service to 664,000 customers in Iowa, Illinois, and South Dakota and natural gas service to 639,000 customers in Iowa, Illinois, South Dakota, and Nebraska.

       i. ELECTRIC OPERATIONS:

          MidAmerican Energy's transmission lines, operating from 34,500 to 345,000 volts, totalled 4,220 circuit miles at December 31, 1999 (3,901 miles are located in Iowa). MidAmerican Energy owned 280 distribution substations (244 are located in Iowa) and 55 transmission substations (50 in Iowa) at December 31, 1999.

          MidAmerican Energy owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

          1. 161 kv interconnection near Creston, Iowa with Western Area Power Administration;

          2. 161 kv interconnection near Clarinda, Iowa with St. Joseph Light and Power Company;

          3. 345 and 161 kv interconnections at Council Bluffs, Iowa with Omaha Public Power District;

          4. 345 and 161 kv interconnections at Sioux City, Iowa with Omaha Public Power District;

          5. 69 kv interconnection at Hamburg, Iowa with Associated Electric Cooperative, Inc.;

          6. 345 kv interconnections near Hills, Iowa and near Haskins, Iowa with Union Electric Company;

          7. 345 kv interconnection at Sioux City, Iowa with Nebraska Public Power District;

          8. 345 kv interconnection at Cooper Nuclear Station near Brownville, Nebraska, with Nebraska Public Power District;

          9. 345 kv interconnection near Lakefield Junction, Minnesota, with Interstate Power Company;

          10. 345 and 161 kv interconnections near Sioux City, Iowa with Western Area Power Administration;

          11. 345 kv interconnection at Quad-Cities Station near Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;

          12. 161 kv interconnection near Galesburg, Illinois, with Illinois Power Company; and

          13. 161 kv interconnection near Camanche, Iowa, with Interstate Power Company.

         MidAmerican Energy owns or connects with the following transmission lines at or near the Iowa state border in order to serve its electric customers:

          1.   two 69 kv transmission lines near McCook Lake, South Dakota;

          2.   one 69 kv transmission line near Alcester, South Dakota;

          3.   one 161 kv transmission line near Rock Island, Illinois;

          4.   one 161 kv transmission line in East Moline, Illinois;

          5. one 69 kv transmission line in or near Port Bryan and Cordova, Illinois;

          6.   two 69 kv transmission lines in East Moline, Illinois;

          7.   two 69 kv transmission lines in Moline, Illinois; and

          8.   one 69 kv transmission line in Rock Island, Illinois.

         Electric generating facilities at December 31, 1999 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 1999 accreditation.

                                                                Accredited
                                          Percent               Generating
                  Plant                  Ownership   Fuel     Capability (MW)
-----------------------------------      ---------   ----     ---------------

Steam Electric Generating Plants:
Iowa
     George Neal Station
       Unit No. 1                          100.0     Coal           135
       Unit No. 2                          100.0     Coal           300
       Unit No. 3 (jointly owned)           72.0     Coal           371
       Unit No. 4 (jointly owned)           41.0     Coal           253
     Ottumwa Unit (jointly owned)           52.0     Coal           372
     Louisa Unit (jointly owned)            88.0     Coal           616
     Council Bluffs Energy Center
       Unit No. 1                          100.0     Coal            43
       Unit No. 2                          100.0     Coal            88
       Unit No. 3 (jointly owned)           79.0     Coal           534
     Riverside Station
       Unit No. 3                          100.0     Coal             5
       Unit No. 5                          100.0     Coal           130
                                                                  -----
Total Steam Electric Generating Units                             2,847
                                                                  -----

                                                                Accredited
                                          Percent               Generating
                     Plant               Ownership   Fuel     Capability (MW)
--------------------------------------   --------- ---------- ---------------
Combustion Turbines:
  Iowa
     Parr-2 units                          100.0   Gas or Oil        32
     Electrifarm-3 units                   100.0   Gas or Oil       200
     River Hills Energy Center-8 units     100.0   Gas or Oil       120
     Sycamore Energy Center-2 units        100.0   Gas or Oil       149
     Pleasant Hill-3 units                 100.0      Oil           160
     Coralville-4 units                    100.0   Gas or Oil        64

  Illinois
     Moline-4 units                        100.0   Gas or Oil        64
                                                                  -----
Total Combustion Turbines                                           789
                                                                  -----

Nuclear:
  Illinois
     Quad-Cities Station
       Unit No. 1 (jointly owned)           25.0   Nuclear          192
       Unit No. 2 (jointly owned)           25.0   Nuclear          190
  Nebraska
       Cooper Station (Note 1)              50.0   Nuclear          387
                                                                  -----
Total Nuclear                                                       769
                                                                  -----
Hydro:
  Illinois

     Moline - 4 units                      100.0   Water              3
                                                                  -----
Total Hydro                                                           3
                                                                  -----

Net Accredited Generating Capability                              4,408
Participation Purchases and Sales, Net                               58
                                                                  -----
  Total Net Accredited Generating Capability                      4,466
                                                                  =====


(1) Cooper Nuclear Station is owned by Nebraska Public Power District and the amount shown is MidAmerican Energy's entitlement (50 percent) of Cooper's accredited capability under a power purchase agreement extending to the year 2004.

       ii.  GAS OPERATIONS

          MidAmerican Energy serves customers in Iowa, Illinois, South Dakota, and Nebraska. MidAmerican Energy is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., Natural Gas Pipeline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to the Company's service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican Energy's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

          Natural gas is distributed through 19,906 miles of distribution mains and services of which 15,556 miles are located in Iowa, 2,053 miles in Illinois, 2,150 miles in South Dakota and 147 miles in Nebraska.

          Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 109,600 MMBtu maximum daily delivery capacity and two propane-air gas peak shaving plants located in Sioux City, Iowa and Des Moines, Iowa, with a total maximum daily delivery capacity of 59,000 MMBtu.

3. The following information, along with additional data, provides the electric and natural gas data for MidAmerican Energy for the year ended December 31, 1999.

     a.  (1)  Number of kWh of electric energy sold (at retail or wholesale):

                Retail                                            16,007,300,000
                Sales for Resale                                   7,167,449,000

         (2)  Number of MMBtu of natural gas distributed (at retail): 81,186,000

     b. (1) Number of kWh of electric energy distributed at retail outside of the state of incorporation:

                South Dakota                                         117,691,000
                Illinois                                           1,660,905,000

         (2) Number of MMBtu of natural gas distributed at retail outside of the state of incorporation:

                Illinois                                              8,402,000
                South Dakota                                          8,169,000
                Nebraska                                                623,000

     c. (1) Number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line: None.

              The number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line, excludes the following sales for resale transactions originating within the State of Iowa to purchasers outside the state: 5,264,406,000.

         (2) Number of MMBtu of natural gas sold at wholesale outside of the state of incorporation, or at the state line: None.

     d. (1) Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line:

                Nebraska                                           3,985,182,000
                Illinois                                             140,655,000
                Texas                                                 73,956,000
                South Dakota                                          66,223,000
                Minnesota                                             35,050,000
                Missouri                                              52,859,000
                Canada                                                29,733,000
                North Dakota                                          12,787,000
                Other States                                          11,559,000

         (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:

                Kansas                                                19,240,000
                Texas                                                 12,238,000
                Minnesota                                             10,306,000
                Nebraska                                               2,558,000
                Louisiana                                              1,596,000
                Illinois                                                 253,000
                New Mexico                                               157,000

     e.  Additional Data:

         (1)  Electric operating revenues (000):

                Iowa                     88.8%                        $1,046,723
                Outside of Iowa          11.2%                        $  131,978
                Total                   100.0%                        $1,178,701

         (2)  Natural gas operating revenues (000):

                Iowa                     79.8%                        $  362,947
                Outside of Iowa          20.2%                        $   91,855
                Total                   100.0%                        $  454,802

         (3)  Total average electric customers:

                Iowa                     86.7%                           570,930
                Outside of Iowa          13.3%                            87,302
                Total                   100.0%                           658,232

         (4)  Total average natural gas customers:

                Iowa                     78.6%                           495,111
                Outside of Iowa          21.4%                           134,954
                Total                   100.0%                           630,065

         (5)  Net utility plant- electric (000):

                Iowa                     89.4%                        $1,934,567
                Outside of Iowa          10.6%                        $  230,588
                Total                   100.0%                        $2,165,155

         (6)  Net utility plant- gas (000):

                Iowa                     78.8%                        $  377,008
                Outside of Iowa          21.2%                        $  101,268
                Total                   100.0%                        $  478,276

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company:

         (1)  Name:                 Visayas Geothermal Power Company
              Location:             On the Island of Leyte, Philippines
              Business Address:     24th Floor, 6750 Building
                                    6750 Ayala Avenue
                                    Makati, Metro Manila, Philippines

              Description:

                    These  facilities  consist  of three  identical  77 gross MW generating units located on the island of Leyte in the Republic of the Philippines. Each generating unit consists of one turbine/generator set. VGPC sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power from one of the power plant's units to the island of Cebu and the power from the other two units of the power plant to the island of Luzon, in each case by means of its own transmission facilities.

         (2)  Name:                 CE Luzon Geothermal Power Company, Inc.
              Location:             On the Island of Leyte, Philippines
              Business Address:     24th Floor, 6750 Building
                                    6750 Ayala Avenue
                                    Makati, Metro Manila, Philippines

              Description:

                    This facility consists of two geothermal power plants on two adjacent sites, Mahanagdong A and Mahanagdong B, with an aggregate capacity of approximately 180 gross MW. Mahanagdong A consists of two 60 MW turbine/generators powered by geothermal steam and Mahanagdong B consists of one 60 MW turbine/generator powered by geothermal steam. The facilities are located on the island of Leyte in the Republic of the Philippines. CE Luzon sells the full energy output of the facilities to The Philippines National Oil Company-Energy Development Company ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power to the island of Luzon by means of its own transmission facilities.

         (3)  Name:                 CE Cebu Geothermal Power Company, Inc.
              Location:             On the Island of Leyte, Philippines
              Business Address:     24th Floor, 6750 Building
                                    6750 Ayala Avenue
                                    Makati, Metro Manila, Philippines

              Description:

                    This facility consists of four geothermal combined cycle units (each consisting of a back pressure turbine and three binary turbo-chargers and associated generators) and two binary turbo-chargers and associated generators) and two binary turbines and associates generators. The facilities are located on the Island of Leyte, Republic of the Philippines. CE Cebu sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power from the facilities to the island of Cebu by means of its own transmission facilities.

         (4)  Name:                 CE Casecnan Water and Energy Company, Inc.
              Location:             On the Island of Luzon, Philippines
              Business Address:     24th Floor, 6750 Building
                                    6750 Ayala Avenue
                                    Makati, Metro Manila, Philippines

              Description:

                    This facility consists of a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 MW, consisting of two Francis-type turbines, located on the island of Luzon in the Republic of the Philippines. Casecnan Water and Energy will sell the full energy output of the facilities to the Philippine National Irrigation Administration ("NIA"). NIA will in turn sell the energy to the National Power Corporation ("NAPOCOR"). NIA, at its own cost and expense, will cause NAPOCOR to construct, install, connect and maintain the required transmission line between the facility's powerhouse and NAPOCOR's Luzon grid.

         (5)  Name:                 Northern Electric, plc
              Location:             Newcastle, England
              Business Address:     Carliol House
                                    Market Street
                                    Newcastle upon Tyne
                                    NE1 6NE    England

              Description:

                    Northern Electric is engaged in the distribution and supply of electricity to the North East of England.

     b. Name of each system company that holds an interest in such EWG or foreign utility company:

               (1)  MidAmerican Energy Holdings Company
               (2)  CE International Investments, Inc.
               (3)  Kiewit Energy Pacific Holdings Corporation
               (4)  Tongonan Power Investments
               (5)  Magma Netherlands B.V.
               (6)  CE Casecnan Ltd.
               (7)  CE Mahanagdong Ltd.
               (8)  CE Phillippines Ltd.
               (9)  CE Casecnan Water & Energy Company, Inc.
              (10)  Visayas Geothermal Power Company
              (11)  CE Cebu Geothermal Power Company
              (12)  CE Luzon Geothermal Power Company, Inc.
              (13)  CE Power Inc.
              (14)  CE Electric Inc.
              (15)  Kiewit Energy UK Inc.
              (16)  CE Electric UK Funding Company
              (17)  CE Electric UK Holdings
              (18)  CE Electric UK plc
              (19)  Northern Electric plc

     c. Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company (in thousands):


              (1)  Visayas Geothermal Power Company

                   Partners capital                                    $ 67,391
                   Debt                                                $      -

              (2)  CE Luzon Geothermal Power Company Inc.

                   Stockholders's equity                                $ 72,163
                   Debt                                                $      -

              (3)  CE Cebu Geothermal Power Company Inc.

                   Stockholders' equity                                $ 65,115
                   Debt                                                $      -

              (4)  CE Casecnan Water and Energy Company, Inc.

                   Stockholders' equity                                $ 99,956
                   Debt                                                $  8,415

              (5)  Northern Electric, plc

                   Stockholders' equity                                $168,029
                   Debt                                                $      -

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period (in thousands):

              (1)  Visayas Geothermal Power Company

                   Capitalization                                    $  198,637
                   Earnings                                          $   51,934

              (2)  CE Luzon Geothermal Power Company Inc.

                   Capitalization                                    $  269,883
                   Earnings                                          $   25,660

              (3)  CE Cebu Geothermal Power Company Inc.

                   Capitalization                                    $  194,712
                   Earnings                                          $    1,338

              (4)  CE Casecnan Water and Energy Company, Inc.

                   Capitalization                                    $  471,456
                   Earnings                                          $    1,422

              (5)  Northern Electric, PLC

                   Capitalization                                    $  817,163
                   Earnings                                          $  101,816

     e. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company: None

Exhibit A

     Exhibit A-1, pages 1 through 6, shows consolidating statements of income and retained earnings of MidAmerican Energy Holdings Company for its material operating subsidiaries for the year ended December 31, 1999 together with consolidating balance sheets of MidAmerican Energy Holdings Company and its material operating subsidiaries as of December 31, 1999.

     Exhibit A-2, pages 1 through 3, shows consolidating statements of income and retained earnings of MidAmerican Funding, LLC for its material operating subsidiaries for the year ended December 31, 1999 together with consolidating balance sheets of MidAmerican Funding, LLC and its material operating subsidiaries as of December 31, 1999.

     Exhibit A-3, pages 1 through 3, shows consolidating statements of income and retained earnings of MHC Inc. for its material operating subsidiaries for the year ended December 31, 1999 together with consolidating balance sheets of MHC Inc. and its material operating subsidiaries as of December 31, 1999.

     Exhibit A filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.

Exhibit B

     A consolidated financial data schedule will accompany the filed version of this form when filed with the Commission on EDGAR.

Exhibit C

     A listing showing foreign utility companies and exempt wholesale generators owned by claimants.

Each of the above named claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.

                                        MidAmerican Energy Holdings Company
                                        MidAmerican Funding, LLC
                                        MHC Inc.

                                        By     /s/ P. J. Goodman
                                               -----------------
                                               Patrick J. Goodman
                                               Senior Vice President and
                                                 Chief Financial Officer

Attest:


/s/  P.J. Leighton
-------------------
Paul J. Leighton

Vice President, Assistant General Counsel
  And Assistant Corporate Secretary


All notices and correspondence concerning this statement should be addressed to:

Paul J. Leighton
Assistant General Counsel
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA  50303-0657

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                                   FORM U-3A-2

                                    EXHIBIT C

1. CE Power Inc. ( 35% owner), CE Electric Inc. (35% owner) and Kiewit Energy UK Inc. (30% owner)
     A.  CE Electric UK Funding Company
         I.  CE Electric UK Holdings
             a.  CE Electric UK plc
                 I. Northern Electric plc (FUCO)

2.   CE International Investments Inc.
     A.  CE Philippines Ltd.
         I.  CE Cebu Geothermal Power Company Inc. (FUCO)
     B.  CE Mahanagdong Ltd.
         I.  CE Luzon Geothermal Power Company, Inc. (90% owned) (FUCO)
     C.  CE Casecnan Ltd (50% owned)
         I. CE Casecnan Water and Energy Company, Inc. (70% owned) (FUCO) (see 3.A.I.)

3.   Kiewit Energy Pacific Holdings Corp
     A.  CE Casecnan Ltd. (50% owned)
         I. CE Casecnan Water and Energy Company, Inc. (70% owned) (FUCO) (see 2.C.I.)

4. Tongonan Power Investment, Inc. (1% ownership in), Magma Netherlands B.V. (99% ownership in)
     A.  Visayas Geothermal Power Company (FUCO)

 See items 1(B) and 1(C) of U-3A-2 for a listing of additional subsidiaries of MidAmerican Energy Holdings Company.

*All ownership percentages are 100% unless otherwise indicated.